Exhibit 99.1

Autohome Inc. Announces Unaudited Second Quarter Ended June 30, 2017 Financial Results

Net Revenues Increased 13.3% Year-over-Year to RMB1.6 Billion

Net Income Attributable to Autohome Inc. Increased 49.7% Year-over-Year to RMB517.7 Million

BEIJING, August 9, 2017 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights1

•	Net Revenues increased 13.3% year-over-year to RMB1, 562.0 million ($230.4 million), exceeding the high end of the Company’s original guidance of RMB1, 437 million ($212.0 million).

•	Media services and leads generation services revenues increased 36.5% year-over-year to RMB1,459.1 million ($215.2 million).

•	Net Income attributable to Autohome Inc. increased 49.7% year-over-year to RMB517.7 million ($76.4 million).

Second Quarter 2017 Operational Highlights

•	Continued Focus on Mobile Traffic: During the second quarter of 2017, the number of average daily unique visitors who accessed the Company’s primary “Autohome” application increased by 27% compared with the second quarter of 2016, further enhancing the Company’s dominant position among auto vertical applications in China.

•	Successful Expansion of Augmented Reality Automobile Show: The Company expanded the use of its Augmented Reality Automobile Show (the “AR Show”), first launched in March 2017, to enhance user engagement and interaction. The AR Show took place from June 28 to July 3, 2017, and attracted 30 branded automakers with close to 100 automobile models on display. This resulted in over 10.8 million unique visitors with approximately 84% originating from tier 2 and below cities.

•	Asset-Light Vehicle E-commerce Platform Expanded to Incorporate Used Cars: As part of the Company’s strategy, Autohome sold the remaining 647 vehicles from its direct sales inventory during the second quarter of 2017, bringing its inventory clearance to a conclusion. Autohome launched a used car platform in June 2017 which incorporates many innovative services to enable expanded and reliable used car sourcing, broaden dealer financing support solution and used car financing portfolio, enhance consumer tracking and channel management, improve leads quality, and ensure efficient internal management and operations.

Mr. Yan Kang, President of Autohome, commented, “We continued to gain growth momentum during the quarter with better-than-expected results. Our core media and leads generation business saw revenue increase 36.5% year-over-year, primarily due to the rebuilding of our advanced platform which began last year. Our platform is now able to deliver a unique and personalized experience to our users, attract a larger number of mobile users with an expanded array of content, increase our advertising spending market share and significantly strengthen our partnerships with automakers and dealers. In addition, we recently launched several new initiatives in an effort to expand our digital ecosystem, including Dealer Cloud Platform, Used Car Platform, further consolidated open content platform, and Augmented Reality Automobile Show. All of these initiatives will better enable our clients and consumers by providing them with differentiated value propositions, strengthen our service offerings and generate long-term sustainable growth for our shareholders.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.7793 on June 30, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Julian Wang, Chief Financial Officer, added, “We delivered another strong quarter with double-digit revenue growth that significantly surpassed our original guidance, and generated a solid 49.7% improvement in profitability year-over-year. I believe this reflects the success of our ongoing efforts to transform Autohome from a content-led vertical media platform to a fully-integrated automotive eco-platform leveraging advanced data and technology. This strategy has created a better user experience, higher quality sales leads, enhanced revenue growth and healthier margins. We will continue to drive growth and profitability throughout the rest of the year by leveraging our unrivaled advantage in media and leads generation to facilitate more meaningful connections and transactions between our targeted consumers and automaker and dealer clients throughout the ownership cycle.”

Overview of Key Financial Results for Second Quarter 2017

Key Financial Results

(In RMB Millions except for per share data)	2Q2016	2Q2017	% Change
Net Revenues	1,378.4	1,562.0	13.3%
Net Income attributable to Autohome Inc.	345.8	517.7	49.7%
Adjusted Net Income attributable to Autohome Inc.[2]	395.7	565.2	42.8%
Diluted Earnings Per Share[3]	2.99	4.40	47.2%

Unaudited Second Quarter 2017 Financial Results

Net Revenues

Net revenues increased 13.3% to RMB1,562.0 million ($230.4 million) from RMB1,378.4 million in the corresponding period of 2016. The increase was mainly due to a 36.5% increase in revenues from media and leads generation services.

•	Media services revenues increased 34.1% to RMB799.4 million ($117.9 million) from RMB596.2 million in the corresponding period of 2016. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to the Company’s online advertising and marketing channels as more diversified and optimized products offerings are developed.

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

•	Leads generation services revenues increased 39.5% to RMB659.7 million ($97.3 million) from RMB472.7 million in the corresponding period of 2016. The increase was primarily attributable to a 23.8% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services.

•	Online marketplace revenues were RMB102.8 million ($15.2 million) compared to RMB309.4 million in the corresponding period of 2016. In the second quarter of 2017, the Company sold 647 vehicles and generated RMB57.1 million ($8.4 million) in direct vehicle sales revenues. This was in line with the Company’s strategy to de-emphasize direct vehicle sales and focus on facilitating transactions.

Cost of Revenues

Cost of revenues decreased 38.0% to RMB287.4 million ($42.4 million) from RMB463.8 million in the corresponding period of 2016, primarily due to a decrease in cost of goods sold related to direct vehicle sales. Excluding the cost of goods sold, cost of revenues would have increased 37.4% to RMB231.6 million ($34.2 million) from RMB168.6 million in the corresponding period of 2016, primarily due to an increase in valued-added tax and surcharges which were in line with the increase in revenues from media and leads generation services. In addition, cost of revenues included share-based compensation expenses of RMB3.4 million ($0.5 million) during the second quarter of 2017, compared to RMB3.0 million for the corresponding period of 2016.

Operating Expenses

Operating expenses increased 35.3% to RMB707.3 million ($104.3 million) from RMB522.9 million in the corresponding period of 2016. This increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses increased 34.6% to RMB412.3 million ($60.8 million) from RMB306.4 million in the corresponding period of 2016. This increase was primarily due to increased offline execution and promotional expenses. Sales and marketing expenses for the second quarter of 2017 included share-based compensation expenses of RMB13.7 million ($2.0 million), compared with RMB10.2 million in the corresponding period of 2016.

•	General and administrative expenses slightly increased 3.1% to RMB79.7 million ($11.8 million) from RMB77.3 million in the corresponding period of 2016. General and administrative expenses for the second quarter of 2017 included share-based compensation expenses of RMB16.9 million ($2.5 million), compared with RMB24.8 million in the corresponding period of 2016.

•	Product development expenses increased 54.7% to RMB215.4 million ($31.8 million) from RMB139.2 million in the corresponding period of 2016. This increase was primarily attributable to an increase in salaries and benefits associated with growth in product development headcount, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Product development expenses for the second quarter of 2017 included share-based compensation expenses of RMB12.3 million ($1.8 million), compared with RMB10.6 million in the corresponding period of 2016.

Operating Profit

Operating profit increased 44.8% to RMB567.2 million ($83.7 million) from RMB391.8 million in the corresponding period of 2016.

Income tax expense

Income tax expense increased 42.8% to RMB101.2 million ($14.9 million), compared to income tax expense of RMB70.9 million in the corresponding period of 2016, which is in line with the increase in taxable income, as a result of overall revenue growth and margin improvement.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 49.7% to RMB517.7 million ($76.4 million) from RMB345.8 million in the corresponding period of 2016. Basic and diluted earnings per share and per ADS (“EPS”) were RMB4.46 ($0.66) and RMB4.40 ($0.65), respectively, compared with basic and diluted EPS in the corresponding period of 2016 of RMB3.04 and RMB2.99, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 42.8% to RMB565.2 million ($83.4 million) from RMB395.7 million in the corresponding period of 2016. Non-GAAP basic and diluted EPS were RMB4.87 ($0.72) and RMB4.80 ($0.71), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2016 of RMB3.48 and RMB3.42, respectively.

Balance Sheet and Cash Flow

As of June 30, 2017, the Company had cash and cash equivalents and short-term investments of    RMB6, 286.8 million ($927.4 million). Net cash provided by operating activities in the second quarter of 2017 was RMB107.2 million ($15.8 million).

Employees

The Company had 4,025 employees as of June 30, 2017.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1, 480 million ($218.3 million) to RMB1, 520 million ($224.2 million) in the third quarter of fiscal year 2017, representing a 0.3% to 3.1% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 9, 2017 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:    +1-866-548-4713

Hong Kong:    +852-3008-1527

China Domestic: 4001-209-102

United Kingdom: 0800-358-6377

International:     +1-719-457-2086

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 9758517.

A replay of the conference call may be accessed by phone at the following numbers until Aug 15, 2017:

United States:    +1-719-457-0820

International:    +61-2-9101-1954

Passcode:    9758517

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	596,238	799,431	117,922
Leads generation services	472,732	659,690	97,309
Online marketplace	309,410	102,847	15,171

Total net revenues	1,378,380	1,561,968	230,402

Cost of revenues	(463,750)	(287,390)	(42,392)

Gross profit	914,630	1,274,578	188,010

Operating expenses:
Sales and marketing expenses	(306,382)	(412,285)	(60,815)
General and administrative expenses	(77,257)	(79,676)	(11,753)
Product development expenses	(139,217)	(215,374)	(31,769)

Operating profit	391,774	567,243	83,673

Interest income	20,225	52,524	7,748
Loss from equity method investments	(1,794)	(2,817)	(416)
Other income, net	5,401	556	82

Income before income taxes	415,606	617,506	91,087

Income tax expense	(70,889)	(101,227)	(14,932)

Net income	344,717	516,279	76,155

Net loss attributable to noncontrolling interests	1,127	1,445	213
Net income attributable to Autohome Inc.	345,844	517,724	76,368

Earnings per share for ordinary shares
Basic	3.04	4.46	0.66
Diluted	2.99	4.40	0.65

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	113,705,128	116,011,952	116,011,952
Diluted	115,858,526	117,667,127	117,667,127

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	345,844	517,724	76,368
Plus: income tax expense	70,889	101,227	14,932
Plus: depreciation of property and equipment	15,923	20,599	3,039
Plus: amortization of intangible assets	1,139	1,145	169

EBITDA	433,795	640,695	94,508

Plus: share-based compensation expenses	48,733	46,322	6,833

Adjusted EBITDA	482,528	687,017	101,341

Net income attributable to Autohome Inc.	345,844	517,724	76,368
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	168
Plus: share-based compensation expenses	48,733	46,322	6,833

Adjusted Net Income attributable to Autohome Inc.	395,716	565,185	83,369

Basic	3.48	4.87	0.72
Diluted	3.42	4.80	0.71

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	113,705,128	116,011,952	116,011,952
Diluted	115,858,526	117,667,127	117,667,127

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2016	2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,293,911	808,356	119,239
Restricted cash	9,319	—	—
Short-term investments	2,430,091	5,478,468	808,117
Accounts receivable, net	1,205,924	1,380,090	203,574
Inventories, net	95,617	1,422	210
Amounts due from related parties, current	20,451	11,566	1,706
Prepaid expenses and other current assets	377,219	321,033	47,355

Total current assets	7,432,532	8,000,935	1,180,201

Non-current assets:
Property and equipment, net	134,574	138,162	20,380
Goodwill and intangible assets, net	1,533,945	1,531,656	225,931
Long-term investments	134,466	129,028	19,033
Deferred tax assets, non-current	121,663	181,646	26,794
Other non-current assets	34,846	41,008	6,049

Total non-current assets	1,959,494	2,021,500	298,187

Total assets	9,392,026	10,022,435	1,478,388

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	1,151,547	1,027,026	151,495
Advance from customers	75,882	44,189	6,518
Deferred revenue	1,012,143	923,554	136,231
Notes payable	31,063	—	—
Income tax payable	256,775	282,924	41,734
Amounts due to related parties	16,630	11,357	1,675

Total current liabilities	2,544,040	2,289,050	337,653

Non-current liabilities:
Other liabilities	34,977	34,977	5,159
Deferred tax liabilities	461,796	433,601	63,960

Total non-current liabilities	496,773	468,578	69,119

Total liabilities	3,040,813	2,757,628	406,772

Equity:
Total Autohome Inc. Shareholders’ equity	6,360,404	7,277,925	1,073,551
Noncontrolling interests	(9,191)	(13,118)	(1,935)

Total equity	6,351,213	7,264,807	1,071,616

Total liabilities and equity	9,392,026	10,022,435	1,478,388